SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of July, 2007

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X       Form 40-F

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No     X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: Press Release - COPA HOLDINGS ANNOUNCES 19.9% TRAFFIC GROWTH FOR JUNE 2007

Copa Holdings Announces 19.9% Traffic Growth for June 2007

PANAMA CITY, July 10 /PRNewswire-FirstCall/ -- Copa Holdings, S.A.
(NYSE: CPA), and its Copa Airlines and Aero Republica operating subsidiaries, today released preliminary passenger traffic statistics for June 2007:

	June	June	Change
Copa Holdings (Consolidated)	2007	2006	(%)
ASM (mm) (1)	634.8	540.9	17.3%
RPM (mm) (2)	462.4	385.6	19.9%
Load Factor (3)	72.8%	71.3%	1.6 pp

Copa Airlines
ASM (mm) (1)	494.9	406.9	21.6%
RPM (mm) (2)	385.4	311.4	23.8%
Load Factor (3)	77.9%	76.5%	1.4 pp

Aero Republica
ASM (mm) (1)	139.9	134.1	4.3%
RPM (mm) (2)	76.9	74.2	3.6%
Load Factor (3)	55.0%	55.4%	-0.4 pp

1.	Available seat miles - represents the aircraft seating capacity multiplied by the number of miles the seats are flown.
2.	Revenue passenger miles - represents the numbers of miles flown by revenue passengers
3.	Load factor - represents the percentage of aircraft seating capacity that is actually utilized

For the month of June 2007, Copa Holdings' system-wide passenger traffic (RPM) increased 19.9%, while capacity (ASM) increased 17.3%. System load factor for June 2007 was 72.8%, an increase of 1.6 percentage points when compared to June 2006.

Copa Airlines passenger traffic (RPM) for June 2007 increased 23.8% while capacity (ASM) increased 21.6%. This resulted in a load factor of 77.9%, an increase of 1.4 percentage points when compared to June 2006.

Aero Republica passenger traffic (RPM) for June 2007 increased 3.6%, while capacity (ASM) increased 4.3%. Aero Republica's load factor for the month was 55%, a 0.4 percentage point decrease when compared to June 2006.

Copa Holdings, through its Copa Airlines and Aero Republica operating subsidiaries, is a leading Latin American provider of passenger and cargo service. Copa Airlines currently offers approximately 110 daily scheduled flights to 36 destinations in 21 countries in North, Central and South America and the Caribbean. In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines. Aero Republica, the second-largest domestic carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines' Hub of the Americas through flights from Bogota, Cali, Cartagena and Medellin.
CPA-G

SOURCE Copa Holdings, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.
(Registrant)

Date: 07/10/2007
	By:	/s/ Victor Vial
Name: Victor Vial
Title: CFO